Exhibit (a)(1)(G)
Confirmation — Accepted/Declined Offer
From: stockoptions@clearwire.com
Sent: [                    ]
To: [Participant]
Subject: Confirmation of Election
Dear [Participant]
We show that you have made the following elections regarding your Eligible Option Grants pursuant to the Options for RSU Exchange Program (the “Exchange Offer”).

Eligible Option Grant						Replacement RSUs
Vest
Grant			Price	Options	Options			Schedule
Number	Type	Date	($)	Outstanding	Vested	Type	Shares	(Years)	Election
We strongly encourage you to print this page and keep it for your records.
If the above is not your intent, we encourage you to log back into the Option for RSU Exchange website (the “Exchange Website”) to change your election before the Exchange Offer ends at 5:00 p.m. Pacific Daylight Time on June 7, 2011. To access the Exchange Website, click on the following hyperlink: https://Clearwire.equitybenefits.com.
Should you have any questions, please e-mail: stockoptions@clearwire.com or call (425) 216-7184.